2950 84th Lane N.E., Blaine, MN 55449 Telephone: (763) 784-4995 Fax: (763) 784-2038

November 11, 2005

Mr. Brian Cascio
Accounting Branch Chief
United States Securities & Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Dear Mr. Cascio:

Following is the information you requested in your letter of October 3, 2005. The numbered items below correspond to the numbered items in your letter, which is enclosed for your reference.

Form 10-K for the year ended March 31, 2005 - M D&A of Financial Condition and Results of Operation, page 19

Results of Operations

1)	Cost of Sales and Gross Profit, page 22

SEC Question:
We see that your consolidated gross profit margin was 19% in fiscal year 2005 compared to 0% in fiscal year 2004. We also note that the profit margin for your Optronics segment was (231%) in fiscal year 2005 compared to (651%) in fiscal year 2004 while the gross profit margin for your Cables and Networks segment experienced profit margins of 28% and 23% for fiscal years 2005 and 2004, respectively. Please tell us and revise future filings to provide expanded disclosure of the variances in margins, and the factors that contributed to the negative gross profit margin of Optronics and its impact on consolidated gross profit margin. In addition, provide details of your efforts to reverse the trend of negative margins.

APA Enterprises, Inc answer:

The negative gross profit at our Optronics segment is the result of costs in excess of gross profit earned from the sales of its products. Optronics has not been able to generate significant sales of its products with the exception of contracted labor it provides to Cables & Networks. Historically costs for production related expenses such as personnel, depreciation and supplies have been classified as cost of sales for Optronics. The factors that lead to negative gross margin at Optronics are:

-	Delays in sourcing component and finished goods from outside/offshore suppliers in higher volumes.
-	Unresolved quality issues (both off shore and internally produced) that prohibit full scale, high volume sales.
-
With limited quantities available of market-ready sales, we cannot market to potential customers who would order in high quantities, which could preclude or limit the amount of future sales we could generate to these customers.

The costs in these periods have outweighed the revenue generated from the limited sales. These reasons have been documented in the Business Overview section of each of our filings.

With the addition of Cables & Networks in 2004, we changed our M, D & A subsection titles to ‘Cost of Sales’ in respect to the historical Optronics reporting and ‘Gross Profit’ to reflect Cables & Networks’ operations with the objective of better separating the segment discussions. In the future we will expand our detail reporting within the M, D & A to better explain the reasons and types of expenses causing the negative gross margin on the Optronics segment.

Optronics has taken steps over the last several quarters to reduce unnecessary expenses, thus reducing its cost of sales over time, including reducing headcount, limiting non-essential purchases, and phasing out certain products. We believe we are close to having most of Optronic’s products ready for high volume sales within the next few quarters. When achieved, this will improve the negative gross margin and eventually turn it positive.

Consolidated Financial Statements in 10-K for year ended March 31, 2005

2)	Consolidated Balance Sheet, page 30

SEC Question:
We note that total liabilities and shareholders’ equity on page 30 do not agree with total assets. Please revise.

APA Enterprises, Inc. answer:

On the SEC website, the total asset value does not equal total liabilities and shareholders’ equity. The Edgarizing software program inadvertently missed a digit on the electronic filing. The total shareholders equity and liabilities should read $22,074,014. On all paper filings sent out, this number was correct and the totals matched. All future filings will reflect the correct totals for shareholders equity and total liabilities as of March 31, 2005.

3)	Note A - Summary of Significant Accounting Policies, page 34

SEC Question:
Please revise your disclosure in future filings to provide a more specific revenue recognition policy for all significant product and services. Details should be provided to the extent that policy differs among customers, channels and products. The policy should also address, where significant, customer acceptance, return policies, post shipment obligations, warranties, credits, discounts and rebates on how these impact revenue recognition. In addition, tell us whether you have any revenue arrangements with multiple deliverables.

APA Enterprises, Inc answer:

In future filings we will provide additional information related to our revenue recognition policy. We do not have any revenue arrangements with multiple deliverables. In future filings we will include the following revenue recognition policy:

“Revenue is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable, acceptance by the customer is reasonably certain and collection is probable. Our warranties exist for all products sold to all customer types and are generally covered for a period of one year. We record provisions against our revenue for estimated product returns in the period the related revenue is recorded. We estimate the costs to service our warranty obligations and record them within cost of sales. These estimates are based on historical sales returns, repair activity, and expectation of future market conditions. If our actual product returns and allowances exceed our estimates, additional reductions to our recorded revenue would result.”

4)	Note C - Sale of Optics Manufacturing Operations, page 39

SEC question:
Tell us why your statement of operations does not present the operations of the disposed optics manufacturing business as discontinued operations. Refer to SFAS 144.

APA Enterprises, Inc. answer:

Disposal of the optics manufacturing business was not presented as discontinued operations presentation, because it is immaterial to the financial statements as a whole. The following represents the numbers applicable to this product line:

APA Enterprises, Inc.
(In dollars)
	Fiscal 2005		Fiscal 2004		Fiscal 2003

	Optics Line	Consolidated Numbers	Optics Line	Consolidated Numbers	Optics Line	Consolidated Numbers

Revenue	-	13,886,486	91,778	11,909,465	102,592	436,157
Cost of goods/expenses	-	17,681,631	369,000	18,467,964	300,000	5,765,623
Operating loss	-	(3,795,145)	(277,222)	(6,558,499)	(197,408)	(5,329,466)
Gain on sale	208,314	-	-	-	-	-
Other income, net	-	375,107	-	23,352	-	320,032
Net loss	208,314	(3,420,038)	(277,222)	(6,535,147)	(197,408)	(5,009,434)
% of total	-6%		4%		4%

5)	Note K - Stock Options and Warrants, page 45

SEC Question:
We see your reference to an independent third-party appraiser for the valuation of your warrants on page 45. Please note that there is no requirement to reference independent experts, however, if this reference is made the third party expert should be named and their consent included in future registration statements. Please consider in future filings.

APA Enterprises, Inc. answer:

In future filings, we will remove the reference to the third party appraiser for the valuation of the warrants.

6)	Schedule II - Valuation and Qualifying Accounts, page 52

SEC question:
We see that you reduced your inventory reserves by $936,527 in fiscal year 2004 due to purchase price adjustment activities. Inventory reserves are permanent reductions of inventory cost that should not be reversed until the related inventory is sold or otherwise disposed. Pease describe the facts and circumstances leading to the adjustment to the inventory reserve during fiscal year 2004. Additionally, please reconcile the adjustments made on Schedule II to the disclosures on pages 38 and 39 of your consolidated financial statements.

APA Enterprises, Inc. answer:

The inventory reserves were adjusted for inventory products disposed of from the purchase of the CSP and Americable acquisitions. This was inventory that was originally reserved for at the time of acquisition or one year later, and then written off within that time frame. Inventory disposed of for both acquisitions was charged off within this fiscal year ended 3/31/04. This disposal amounted to $641,307 of excess inventory valuation over the established value established upon purchase. In accordance with this we are submitting a revised Schedule II to provide further breakdown. Please see the attachment. The gross amount of inventory disposals for the year is reflected in the deductions column. For the year ended March 31, 2004, disposals totaled $1,915,644, of which $641,307 represents the amount disposed in excess of the initial acquisition reserve. This amount is reflected in the column reflecting charges to other accounts and matches to the total inventory purchase price variances on pages 38 and 39 of the Form 10-K.

The CSP portion of the $641,307 was $627,384 and reported on page 38 of the 10-K, and the Americable portion was $13,944 and is reported on page 39. This amount was then reclassified to Goodwill. We will reflect the changes to this Schedule in future filings.

Form 10-Q for the quarterly period ended June 30, 2005

7)	Item 4 - Controls and Procedures, page 19

SEC question:
We note your statement that your chief executive officer and your chief financial officer have concluded that your controls and procedures were sufficiently effective to ensure that the information required to be disclosed with adequate timeliness, accuracy and completeness. It does note appear that your certifying officers have reached a conclusion that our disclosure controls and procedures are effective. Please revise future filings to clearly disclose your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.

APA Enterprises, Inc. answer:

In future filings we will revise the wording (i.e. we will delete “sufficiently”) to clarify our officers’ conclusion regarding the effectiveness of the internal controls and procedures.

APA Enterprises, Inc. acknowledges they are responsible for the adequacy of the disclosure in the filing. In addition, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and APA Enterprises, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this addresses your questions. If there are further questions or follow up comments needed, please feel free to call at 763-784-4995.

Regards,

Anil K. Jain
Chief Financial Officer
APA Enterprises, Inc.